Contact

www.linkedin.com/in/tarekarafat7
(LinkedIn)

Top Skills

Charismatic Leadership
Public Speaking
Project Management

Languages

English (Native or Bilingual)
Spanish (Limited Working)
Arabic (Elementary)
German (Elementary)

Certifications

AWS Certified Developer

Honors-Awards

Scholar Athlete Award
Journalism Achievement Award
AP Scholar
Dean's List

Publications

Balancing Act: Sport and Studies at
University

Tarek Arafat

CEO @ TableOne
New York, New York, United States

Summary

I am an experienced Founder, Product Leader, and Data
Professional. I started my career in Data Engineering for large
consumer brands before pivoting into Product Management for
American Express. Since March 2024, I've been CEO of TableOne
and have bootstrapped the product to over organic 30,000 users in
NYC.

Feel free to reach out if I can help in any way!

_____

Experience

TableOne

CEO / Senior Vibe Coder
March 2023 - Present (2 years 2 months)
New York, New York, United States

Serving access to the best restaurants. Featured in The New Yorker, Forbes,
Gothamist and more.

Yext

GTM Insights & Analytics
July 2021 - March 2024 (2 years 9 months)
New York, New York, United States

American Express

Product Manager
August 2020 - July 2021 (1 year)
New York, New York, United States

CapTech Ventures, Inc

Consultant, Data & Analytics
July 2018 - August 2020 (2 years 2 months)
Reston, Virgina

The New York Times

Collegiate Representative
December 2015 - October 2017 (1 year 11 months)

RSM US LLP
Intern, Technology and Management Consulting
June 2017 - August 2017 (3 months)
McLean, Virginia

The Telegraph
Student Writer
January 2016 - September 2016 (9 months)

———

Education

James Madison University
B.B.A., Computer Information Systems

Boston University
Graduate Certificate, Digital Product Management

Mclean High School
Advanced Studies Diploma